Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, August 30th, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 23rd, 2018 to August 29th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
23.08.2018	106,702	54.0219	5,764,245	XPAR
23.08.2018	31,939	54.0221	1,725,412	CHIX
23.08.2018	15,746	54.0221	850,632	TRQX
23.08.2018	15,148	54.1194	819,801	BATE
24.08.2018	93,586	54.6103	5,110,760	XPAR
24.08.2018	45,642	54.5691	2,490,643	CHIX
24.08.2018	15,813	54.6091	863,534	TRQX
24.08.2018	15,762	54.6029	860,651	BATE
27.08.2018	104,671	55.3998	5,798,752	XPAR
27.08.2018	40,393	55.4005	2,237,792	CHIX
27.08.2018	9,291	55.3668	514,413	TRQX
27.08.2018	11,984	55.4540	664,561	BATE
28.08.2018	157,011	55.1617	8,660,994	XPAR
28.08.2018	51,796	55.1857	2,858,399	CHIX
28.08.2018	20,541	55.1864	1,133,584	TRQX
28.08.2018	29,358	55.1246	1,618,348	BATE
29.08.2018	199,356	54.7472	10,914,183	XPAR
29.08.2018	56,007	54.7224	3,064,837	CHIX
29.08.2018	21,856	54.7177	1,195,910	TRQX
29.08.2018	14,989	54.7312	820,366	BATE
Total	1,057,591	54.8112	57,967,815

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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